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SECUR 14040286 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kamran Husain (408) 654-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

09
3/31/14

OATH OR AFFIRMATION

I, Kamran Husain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2013

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

[signature]
Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 2014 (Year), by

(1) Kamran F. Husain (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

JANET FURTADO
Commission # 1947363
Notary Public - California
Santa Clara County
My Comm. Expires Aug 8, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have audited the accompanying financial statements of SVB Securities (a wholly owned subsidiary of Silicon Valley Bank), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SVB Securities as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 25, 2014

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2013

Assets		
Cash due from banks	$	4,012,796
Other short-term investment securities		5,120,131
Cash and cash equivalents		9,132,927
Accounts receivable		281,834
Premises and equipment, net of accumulated depreciation and amortization of $1,126,818		1,320
Deferred tax assets, net		65,548
Restricted cash		250,000
Other assets		41,892
Total assets	$	9,773,521
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	210,386
Payable to affiliates, net		252,720
Accounts payable and other liabilities		170,373
Total liabilities		633,479
Stockholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		2,431,884
Retained earnings		6,708,158
Total stockholder's equity		9,140,042
Total liabilities and stockholder's equity	$	9,773,521

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2013

Revenues:	
Client investment fees	$ 3,036,367
Interest income	6,218
Total revenues	3,042,585
Expenses:	
Compensation and benefits	1,238,541
Data processing	489,429
Licenses and fees	384,996
Professional services	164,738
Premises and equipment	88,867
SEC and regulatory filing fees	66,381
Business development and travel	41,434
Other expenses	65,600
Total expenses	2,539,986
Income before income tax expense	502,599
Income tax expense	204,809
Net income	$ 297,790

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

	Common stock								
	Shares		Amount		Additional paid-in capital		Retained earnings		Stockholder's equity
Balance as of December 31, 2012	100	$	—	$	2,395,052	$	6,410,368	$	8,805,420
Capital contribution related to:									
Share-based and compensation benefit	—		—		36,832		—		36,832
Net income	—		—		—		297,790		297,790
Balance as of December 31, 2013	100	$	—	$	2,431,884	$	6,708,158	$	9,140,042

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	297,790
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		2,545
Share-based and compensation benefit		36,832
Decrease in deferred tax assets, net		12,508
Changes in operating assets and liabilities:		
Decrease in accounts receivable		38,892
Decrease in other assets		13,505
Decrease in accrued compensation and benefits		(147,394)
Increase in payable to affiliates, net		180,875
Increase in accounts payable and other liabilities		19,026
Net cash provided by operating activities		454,579
Cash flows from investing activity:		
Proceeds from sale of premises and equipment		13,897
Net cash provided by investing activity		13,897
Net increase in cash and cash equivalents		468,476
Cash and cash equivalents, beginning of year		8,664,451
Cash and cash equivalents, end of year	$	9,132,927

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company is incorporated in the state of California. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a fully disclosed introducing broker and does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia.

For the year ended December 31, 2013, the Company earned 38% of its revenue from clients in the Western United States, and 25% of its revenue from clients located in the Eastern United States. The remaining 37% of its revenue is from clients located in all other regions in the United States.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained. A significant item that is subject to such estimates is the measurement of net deferred taxes.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees include fees earned from Rule 12(b)-1 fees and from customer transactional based fees. Rule 12(b)-1 fees are earned and recognized over the period client funds are invested. Transactional based fees are earned and recognized on fixed income and equity securities when the transaction is executed on the client's behalf.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks, securities purchased under agreements to resell and money market mutual funds. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and purchased in conjunction with the Company's cash management activities.

Securities purchased under agreements to resell are collateralized investment transactions that are recorded at their contractual amounts plus accrued interest. The Company has secured interest in the collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. The Company has not taken possession of securities purchased under agreements to resell as counterparties involved in such transactions are limited to related parties. Notwithstanding, the Company requires all securities backing such transactions to be segregated in separate custody accounts in the name of the Company. Further, the Company defines acceptable types of securities used to collateralize such transactions and stipulates minimum market value discounts to ensure the value of such transactions are always sufficient to protect, or otherwise secure investments outstanding.

Money market mutual funds are open-ended mutual funds that invest in short-term debt securities whose objective is to provide a return for investors while maintaining a stable net asset value (NAV) of $1.00 per share. Because of the stable NAV and the nature of securities that money market funds invest in, they are typically viewed as cash equivalents. The Company currently employs money market mutual funds that invest exclusively in securities that are backed by the full faith and credit of the U.S. Government and repurchase agreements collateralized by such securities.

(e) Clearing Deposit Held at Clearing Organization

Cash is held in a segregated account at the Company's clearing organization pursuant to a clearing agreement. The balances are reported as restricted cash on the balance sheet.

(f) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2013 and there is no balance in the allowance for doubtful accounts as of December 31, 2013.

(g) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	3 years
Computer software	3 – 7 years
Computer hardware	3 – 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses, and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statement of income.

(h) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(i) Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2013 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2013.

(j) ***Share-Based Compensation***

For all stock-based awards granted, stock-based compensation expense is amortized on a straight-line basis over the requisite service period, including consideration of vesting conditions and anticipated forfeitures. The fair value of stock options are measured using the Black-Scholes option-pricing model and the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's common stock on the date of grant.

(2) Other Short-Term Investment Securities

As of December 31, 2013, cash equivalents included $5,120,131 of money market mutual funds. Average balance of money market mutual funds during 2013 was $1,276,504. Securities purchased under agreements to resell are secured by U.S. Agency debt and the aggregate collateral fair value at December 31, 2013 was $0. Securities purchased under agreements to resell averaged $3,843,507 in 2013.

(3) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2013:

Computer software	$	977,211
Computer hardware		128,403
Leasehold improvements		20,285
Furniture and equipment		2,239
		1,128,138
Accumulated depreciation and amortization		(1,126,818)
Premise and equipment, net of accumulated deprecation and amortization	$	1,320

Depreciation and amortization expense was $2,545 for the year ended December 31, 2013.

(4) Income Taxes

There were no unrecognized tax benefits at December 31, 2013. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2013.

Total income tax expense for the year ended December 31, 2013 consists of the following:

Current:		
Federal	$	150,226
State		42,075
		192,301
Deferred:		
Federal		9,782
State		2,726
		12,508
Total income tax expense	$	204,809

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory rate is as follows:

Income tax expense at federal statutory rate	$	175,910
State tax, net of federal income tax benefit		29,121
Other		(222)
Total income tax expense	$	204,809

The deferred tax assets, net, as of December 31, 2013 consist of the following:

Deferred tax assets:		
Accrued compensation	$	14,764
Share-based compensation		31,471
State income taxes		14,726
Premises and equipment depreciation		4,587
Deferred tax assets	$	65,548

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2013.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank employee time dedicated to Company activities and rent expenses based on square footage of space used, which is derived from number of employees. Indirect expenses include an overhead burden, which mainly

includes compensation and benefits, professional services, premises and equipment, and other operating expenses, based on an overhead rate and the direct expense allocation of salary costs.

The Company reimbursed the Bank and its affiliates $1,468,837 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2013. These expenses are included in the statement of income and were a combination of direct and indirect costs. At December 31, 2013, the Company had a payable of $10,593 to Bank and its affiliates related to these expenses.

The Bank and its affiliates reimbursed the Company $889,193 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2013. These were a combination of direct and indirect costs.

At December 31, 2013, the Company also had payables to the Parent of $242,127 related to taxes payable (see note 1(i)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $4,012,796 as of December 31, 2013.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent:

- Incentive Compensation Plan
- 401(k) and Employee Stock Ownership Plan
- Employee Home Ownership Plan

(a) Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's Parent consolidated financial results and other performance criteria. The ICP is funded based on the Parent's performance, the employee's target bonus level, and management's assessment of individual employee performance. The Company recognized ICP expense of $137,563 in the statement of income as part of compensation and benefits expense for the year ended December 31, 2013, and the related accrual is expected to be paid to the employees in the first quarter of 2014.

(b) 401(k) and Employee Stock Ownership Plan

The 401(k) and Employee Stock Ownership Plan (ESOP) (collectively referred to as the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan in which all regular U.S. employees of the Parent and its affiliates are eligible to participate.

Employees participating in the 401(k) are allowed to contribute up to 75% of their pre-tax pay as defined in the Plan, up to the maximum amount allowable under federal income tax regulations. The Company matches the employee's contribution dollar-for-dollar, up to 5% of the employee's pre-tax pay as defined in the Plan. The Company's matching contributions vest immediately. The amount of

salary deferred, up to the allowed maximum, is not subject to federal or state income taxes at the time of deferral. The Company's expense related to the 401(k) was $34,352 for the year ended December 31, 2013.

Discretionary ESOP contributions, based on the Parent's consolidated net income, are made by the Parent to all eligible individuals employed by the Parent or its subsidiaries on the last day of the fiscal year. The Parent may elect to contribute cash, or the Parent's common stock (or a combination of cash and common stock), in an amount not exceeding 10% of the employee's eligible pay earned in the fiscal year. The ESOP contributions vest in equal annual increments over five years during a participant's first five years of service (thereafter all subsequent ESOP contributions are fully vested). The Company's expense related to ESOP was $16,140 for the year ended December 31, 2013.

(c) Employee Home Ownership Plan

The Employee Home Ownership Plan (EHOP) is a benefit plan that provides for the issuance of mortgage loans at favorable interest rates to eligible employees. Eligible employees may apply for a fixed-rate mortgage for their primary residence, which is due and payable in either five or seven years and is based on amortization over a 30-year period. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount generally cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the loan is written at the then market rate for five year (5/1) or seven year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment, the actual rate charged to the borrower shall be up to 2% below the market rate. The loan rate shall not be less than the greater the monthly Applicable Federal Rate for medium-term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked in for 30 days.

EHOP expense is recognized when the interest charged to an employee under the EHOP is less than the market rate of interest that would be charged for a comparable loan. At December 31, 2013, total EHOP loans issued to Company employees of $689,369 were outstanding on the books of the Bank as the Company does not participate in lending activities.

(7) Share-Based Compensation

Share-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2013, such that expense was recorded only for those share-based awards that are expected to vest.

For the year ended December 31, 2013, the Company recorded share-based compensation expense of $4,691 and no amount recorded in related tax benefit.

(a) Equity Incentive Plans

On May 11, 2006, stockholders of the Parent approved the 2006 Equity Incentive Plan (the 2006 Incentive Plan). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of various types of incentive awards, of which the following

have been granted: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units; and (iv) other cash or stock settled equity awards.

Subject to the provisions of Section 16 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold thereunder is 7,543,321, which includes 2,000,000 shares that are subject to stockholder approval at the upcoming 2014 Annual Meeting of Stockholders.

Restricted stock awards and restricted stock units will be counted against the numerical limits of the 2006 Incentive Plan as two shares for every one share awarded. Further, if shares acquired under any such award are forfeited or repurchased by the Parent and would otherwise return to the 2006 Incentive Plan, two times the number of such forfeited or repurchased shares will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan generally expire seven years after the grant date. Options generally become exercisable over various periods, typically four years, from the grant date based on continued employment, and typically vest annually. Restricted stock awards and units generally vest over the passage of time and require continued employment or other service through the vesting period. Performance-based restricted stock units generally vest upon meeting certain performance-based objectives and, typically the passage of time and require continued employment or other service through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(b) Employee Stock Purchase Plan (ESPP)

The Parent maintains the 1999 ESPP under which participating employees may annually contribute up to 10% of their gross compensation (not to exceed $25,000) to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be employed by the Company on both the date of offering and date of purchase, and be employed customarily for at least 20 hours per week and for at least five months per calendar year. There were 327 shares of the Parent's common stock issued to Company employees as well as $18,649 in cash distributed under the ESPP for the year ended December 31, 2013. At December 31, 2013, a total of 696,309 shares of the Parent's common stock were still available for future issuance under the ESPP. The next purchase will be on June 30, 2014 at the end of the current six-month offering period.

(c) Unrecognized Compensation Expense

As of December 31, 2013, unrecognized share-based compensation expense for the Company was as follows:

		Unrecognized expense	Average expected recognition period – in years
Stock options	$	—	—
Restricted stock units		13,029	1.97
Total unrecognized share-based compensation expense	$	13,029	

(d) Valuation Assumptions

The fair values of share-based awards for employee stock options and employee stock purchases made under the ESPP were estimated using the Black-Scholes option pricing model. The fair values of restricted stock units were based on the Parent's closing stock price on the date of grant. The following weighted average assumptions and fair values were used for the Company's employee stock options and restricted stock units:

Equity incentive plan awards		2013
Weighted average expected term of options in years		4.70
Weighted average expected volatility of the Parent's underlying common stock		44.60%
Risk-free interest rate		0.70
Expected dividend yield		—
Weighted average grant date fair value-stock options	$	27.28
Weighted average grant date fair value-restricted stock units		71.57

The following weighted average assumptions and fair values were used for the ESPP

ESPP		2013
Expected term in years		0.5
Weighted average expected volatility of the Parent's underlying common stock		22.3%
Risk-free interest rate		0.11
Expected dividend yield		—
Weighted average fair value	$	15.35

The expected term is based on the implied term of the stock options using factors based on historical exercise behavior. The expected volatilities are based on a blended rate consisting of the Parent's historical volatility and the Parent's expected volatility over a five-year term which is an indicator of expected volatility and future stock price trends. For 2013, expected volatility for the ESPP was equal to the historical volatility for the previous six-month period. The expected risk-free interest rate was based on the yields of Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(e) *Share-Based Payment Award Activity*

The table below provides stock option information related to the 2006 Incentive Plan for the year ended December 31, 2013:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value of in-the-money options
Outstanding at December 31, 2012	1,650	$ 59.92		$ 1,112
Employee transferred out	(1,500)	61.06		
Outstanding at December 31, 2013	150	48.56	0.97	8,445
Vested and expected to vest at December 31, 2013	150	48.56	0.97	8,445
Exercisable at December 31, 2013	150	48.56	0.97	8,445

The aggregate intrinsic value of outstanding options shown in the table above represents the pre-tax intrinsic value based on the parent's closing stock price of $104.86 as of December 31, 2013. There were no options vested during the year ended December 31, 2013.

The following table summarizes information regarding stock options outstanding as of December 31, 2013:

	Outstanding options			Exercisable options	
Ranges of exercise prices	Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Shares	Weighted average exercise price
$ 48.15-48.15	50		$ 48.15	50	$ 48.15
48.76-48.76	100		48.76	100	48.76
48.15-48.76	150	0.97	48.56	150	48.56

(Continued)

The Parent expects to satisfy the exercise of stock options by issuing shares registered under the 2006 Incentive Plan, as applicable. All future awards of stock options and restricted stock will be issued from the 2006 Incentive Plan. At December 31, 2013, 1,749,744 shares were available for future issuance.

The table below provides information for restricted stock units under the 2006 Incentive Plan for the year ended December 31, 2013:

	Shares	Weighted average grant date fair value
Nonvested at December 31, 2012	437	$ 61.53
Vested	(126)	61.06
Nonvested at December 31, 2013	311	61.73

The total grant date fair value of restricted stock that vested during the year ended December 31, 2013 was $7,693.

(8) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2013.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $4,845,915 which was $4,803,683 in excess of its required net capital of $42,232. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 as of December 31, 2013.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2013.

(9) Subsequent Events

The Company has evaluated all material subsequent events through February 25, 2014 and determined there are no events that require disclosure.

Schedule I

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2013

Net capital:		
Total stockholder's equity	$	9,140,042
Less nonallowable assets:		
Premises and equipment, net		1,320
Other assets		4,190,404
Less haircuts on securities		102,403
Net capital		4,845,915
Aggregate indebtedness		633,749
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		42,232
Net capital in excess of requirements	$	4,803,683
Ratio of aggregate indebtedness to net capital		13%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2013 as amended on January 29, 2014. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference			As reported herein
Total stockholder's equity	$	9,147,196	(7,154)	(1)	$	9,140,042
Nonallowable assets		4,204,232	(12,508)	(1)		4,191,724
Haircuts on securities		102,403	—			102,403
Net capital		4,840,561	5,354			4,845,915
Aggregate indebtedness		638,833	(5,354)	(1)		633,479
Net capital required		42,589	(357)	(1)		42,232
Net capital in excess of requirements	$	4,797,972	5,711		$	4,803,683
Ratio of aggregate indebtedness to net capital		13%				13%

Noted:

(1) The primary reason for the difference in total stockholder's equity, nonallowable assets, and aggregate indebtedness relates to the change in the deferred tax assets and adjustments booked for the change between current and deferred taxes and other miscellaneous adjustments.

See accompanying independent auditors' report.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Commission

December 31, 2013

A computation of the reserve requirement is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

Schedule III

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

Information relating to possession or control requirements is not applicable to SVB Securities because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 25, 2014

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by SVB Securities (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per SVB Securities' general ledger and proof of payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting commission revenue schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the FOCUS reports and the general ledger system reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051582 FINRA DEC
SVB SECURITIES A NON-BANK 19*20
ATTN COMPLIANCE HF242
3003 TASMAN DR
SANTA CLARA CA 95054-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KARA HACKENBURG (408) 654-1085

2. A. General Assessment (item 2e from page 2)		$ 7597
B. Less payment made with SIPC-6 filed (exclude interest) 7-26-13 Date Paid		(3740)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		3857
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3857
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3857	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SVB SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of FEBRUARY, 20 14.

SR. INVESTMENT OPERATIONS MANAGER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3042585
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3042585
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3800
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	3800
2d. SIPC Net Operating Revenues	$ 3038785
2e. General Assessment @ .0025	$ 7597
	(to page 1, line 2.A)